Exhibit 99.1

Cresco Labs Announces First Quarter 2021 Financial Results Under U.S. GAAP

Company reports record revenue of $178 million and expects to reach annualized revenue run-rate of more than $1 billion by the end of 2021

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated multistate operator and the number one U.S. wholesaler of branded cannabis products, today announced its financial results for the first quarter ended March 31, 2021. All financial information presented in this release is in U.S. GAAP and U.S. dollars, unless otherwise noted, and all comparisons to prior quarter and prior year are made on an as-converted basis under U.S. GAAP.

First Quarter 2021 Financial Highlights

•	Revenue of $178.4 million, an increase of 9.9% quarter-over-quarter and 168.8% year-over-year

•	Gross profit of $87.0 million, or 48.8% of revenue, an increase of 16.8% quarter-over-quarter and 268.9% year-over-year

•	Adjusted EBITDA1 of $35.0 million, an increase of 16.5% quarter-over-quarter and 507.2% year-over-year

•	Record net wholesale revenue of $95.6 million, an increase of 5.7% quarter-over-quarter and 150.8% year-over-year

•	Record retail revenue of $82.8 million from 24 stores, an increase of 15.2% quarter-over-quarter and 193.2% year-over-year

Financial Outlook

•	The Company is providing the following guidance:

•	Annualized revenue run-rate of more than $1 billion by the end of 2021

•	Gross profit margins in excess of 50% in the remaining three quarters of 2021 Adjusted EBITDA1 margin run-rate of at least 30% by the end of 2021

Management Commentary

“In Q1, we delivered sequential growth from existing assets, demonstrated our ability to reach and sustain #1 market share positions in two of this industry’s top-five states, and we’re gearing up to repeat that success in more markets this year. We’re accelerating growth through a diverse set of initiatives including several organic expansions and M&A that will benefit the Company in subsequent quarters. In order to execute all of our pending growth initiatives, we invested in the operating platform to support the growth. We laid the groundwork in Q4 and Q1 and now our expertise with integrating new assets and producing operating leverage will kick in,” said Charles Bachtell,

Co-Founder and CEO of Cresco Labs. “We’re also pleased to take this opportunity at the outset of the year to make the transition to U.S. GAAP, remove the break-out of certain one-time items, and provide investors with clarity on the transition. This represents another step to prepare Cresco Labs for the future opportunities that await in the U.S. capital markets. On a U.S. GAAP basis, we’re pleased with the growth in Q1 and excited about the steps we’ve taken so far this year to put Cresco Labs on the path to accelerate revenue, profitability, and shareholder value in 2021 and beyond.”

Balance Sheet and Liquidity

•

As of March 31, 2021, current assets were $381.7 million, including cash and cash equivalents of $255.5 million. The Company had working capital of $105.1 million and term loan debt, net of issuance costs, of $187.9 million.

•	Total shares outstanding on a fully converted basis were 399,018,710 as of March 31, 2021.

Capital Markets and M&A Activity

•

On January 14, 2021, the Company entered into a definitive agreement with Bluma Wellness Inc. (CSE: BWEL.U) (OTCQX: BMWLF), a vertically integrated operator in Florida. After quarter-end, on April 14, 2021, the Company closed the acquisition of Bluma Wellness Inc.

•

On January 14, 2021, the Company announced the commencement of a best efforts overnight marketed offering (the “Offering”) of Subordinate Voting Shares of the Company. On January 15, 2021, the Company closed the Offering for total gross proceeds of approximately $125.0 million.

•	On February 16, 2021, the Company closed its acquisition of four Ohio dispensaries previously operated by Verdant Creations, LLC and its affiliates.

•

On March 18, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC, a vertically integrated Massachusetts operator.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results and provide investors with key business highlights on Thursday, May 27, 2021, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-646-904-5544 (US Local),

44-208-0682-558 (Int’l) and providing access code 354282. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the three months ended March 31, 2021. These financial statements have been prepared using accounting principles generally accepted in the United States (“U.S. GAAP”). The Company expects to file its unaudited interim condensed consolidated financial statements on SEDAR on May 28, 2021. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2020, prepared under International Financial Reporting Standards (“IFRS”) and previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section of this press release for more detailed information.

U.S. GAAP Financial Reporting

Beginning with the quarter ended March 31, 2021, the Company has prepared its financial statements, including all comparative figures, in compliance with U.S. GAAP instead of IFRS. Changes to comparative figures for prior periods reflect their presentation in accordance with U.S. GAAP and is not a change in the Company’s underlying performance as previously reported under IFRS.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are non-GAAP measures and do not have standardized definitions under U.S. GAAP. The Company has provided these non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. The Company has not quantitatively reconciled its guidance for forward-looking non-GAAP metrics to their most comparable U.S. GAAP measures because the Company does not provide specific guidance for the various reconciling items as certain items that impact these measures have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, a reconciliation to the most comparable U.S. GAAP financial metric is not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco™, High Supply™, Mindy’s Edibles™, Good News, Remedi, Wonder Wellness Co.™ and FloraCal Farms®. Sunnyside*, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended March 31, 2021, December 31, 2020 and March 31, 2020

	For the Three Months Ended
($in thousands)	March 31, 2021	December 31, 2020	March 31, 2020
Revenue	$178,437	$162,317	$66,380
Cost of goods sold	91,414	87,835	42,792

Gross profit	87,023	74,482	23,588
GP%	48.8%	45.9%	35.5%
Operating expenses:
Selling, general and administrative	70,785	74,153	51,376

Total operating expenses	70,785	74,153	51,376
Income (loss) from operations	16,238	329	(27,788)

Other (expense) income:
Interest expense, net	(11,302)	(7,939)	(6,796)
Other (expense) income, net	(12,340)	(18,469)	10,455
Loss from equity method investments	(1,196)	(927)	(144)

Total other (expense) income, net	(24,838)	(27,335)	3,515

Loss before income taxes	(8,600)	(27,006)	(24,273)
Income tax expense	(15,524)	(14,181)	(11,188)

Net income (loss) [1]	$(24,124)	$(41,187)	$(35,461)

[1]	Net income (loss) includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of March 31, 2021 and December 31, 2020

($in thousands)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$255,503	$136,339
Other current assets	126,189	113,127
Property and equipment, net	250,032	228,804
Intangible assets, net	215,249	195,541
Goodwill	459,701	450,569
Other non-current assets	100,458	108,215

Total assets	$1,407,132	$1,232,595

Total current liabilities	276,612	252,845
Total long-term liabilities	420,139	404,418
Total shareholders’ equity	710,381	575,332

Total liabilities and shareholders’ equity	$1,407,132	$1,232,595

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended March 31, 2021, December 31, 2020 and March 31, 2020

	For the Three Months Ended
($in thousands)	March 31, 2021	December 31, 2020	March 31, 2020
Net loss[1]	$(24,124)	$(41,187)	$(35,461)
Depreciation and amortization	10,151	8,616	6,121
Interest expense, net	11,302	7,939	6,796
Income tax expense	15,524	14,181	11,188

Earnings before interest, taxes, depreciation and amortization (EBITDA) (Non-GAAP)	$12,853	$(10,451)	$(11,356)

Other expense (income), net	12,340	18,469	(10,455)
Loss from equity method investments	1,196	927	144
Fair value markup for acquired inventory	585	—	1,575
Adjustments for acquisition and other non-core costs	1,738	15,540	9,369
Management incentive compensation (share-based)	6,280	5,545	2,129

Adjusted EBITDA (Non-GAAP)	$34,992	$30,030	$(8,594)

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2021, December 31, 2020 and March 31, 2020

	For the Three Months Ended
($in thousands)	March 31, 2021	December 31, 2020	March 31, 2020
Net provided by (used in) operating activities	$12,950	$19,120	$(38,159)
Net cash used in investing activities	(26,790)	(8,795)	(52,151)
Net cash provided by financing activities	132,206	71,021	107,456
Effect of foreign currency exchange rate changes on cash	(169)	(190)	(122)

Net increase in cash and cash equivalents	$118,197	$81,156	$17,024

Cash and cash equivalents and restricted cash, beginning of period	140,774	59,618	53,009

Cash and cash equivalents and restricted cash, end of period	$258,971	$140,774	$70,033

Cresco Labs Inc.

Unaudited Consolidated Statements of Operations

For the Three Months Ended December 31, 2020, September 30, 2020, June 30, 2020, and March 31, 2020

	For the Three Months Ended
($in thousands)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenue	$162,317	$153,298	$94,256	$66,380
Cost of goods sold	87,835	76,454	62,469	42,792

Gross profit	74,482	76,844	31,787	23,588
GP%	45.9%	50.1%	33.7%	35.5%
Expenses:
Selling, general and administrative	74,153	51,909	52,725	51,376

Total expenses	74,153	51,909	52,725	51,376

Income (loss) from operations	329	24,935	(20,938)	(27,788)
Other (expense) income:
Interest expense, net	(7,939)	(8,762)	(7,732)	(6,796)
Other (expense) income, net	(18,469)	(354)	73	10,455
(Loss) gain from equity method investments	(927)	(134)	24	(144)

Total other (expense) income, net	(27,335)	(9,250)	(7,635)	3,515

Income (loss) before income taxes	(27,006)	15,685	(28,573)	(24,273)
Income tax expense	(14,181)	9,891	(13,126)	(11,188)

Net income (loss) 1	$(41,187)	$25,576	$(41,699)	$(35,461)

Depreciation and amortization	8,616	8,641	8,410	6,121
Interest expense, net	7,939	8,762	7,732	6,796
Income tax expense	14,181	(9,891)	13,126	11,188

Earnings before interest, taxes, depreciation and amortization (EBITDA) (Non-GAAP)	$(10,451)	$33,088	$(12,431)	$(11,356)

Other expense (income), net	18,469	354	(73)	(10,455)
Loss (gain) from equity method investments	927	134	(24)	144
Fair Value markup for acquired inventory	—	1,843	331	1,575
Adjustments for acquisition and other non-core costs	15,540	1,413	3,526	9,369
Management incentive compensation (share-based)	5,545	3,335	7,831	2,129

Adjusted EBITDA (Non-GAAP)	$30,030	$40,166	$(839)	$(8,594)

1	Net income (loss) includes amounts attributable to non-controlling interests.

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Jake Graves, Cresco Labs

Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.